

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2019

R. Nickolas Jones
Chief Financial Officer
Bnet Media Group, Inc.
352 South 200 West
Farmington, Utah 84025

      Re: Bnet Media Group, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2018
          Filed April 16, 2019
          File No. 000-55582

Dear Mr. Jones:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                 Sincerely,

                 Division of Corporation Finance
                 Office of Manufacturing